    Code of Business Conduct, Fidelity and Ethics

Code of Business Conduct, Fidelity and Ethics
Approved by the Board of Directors, November 8, 2021

    Code of Business Conduct, Fidelity and Ethics

    Code of Business Conduct, Fidelity and Ethics

Purpose and Guiding Principles

Founded in 1988, Tricon Residential Inc. is a rental housing company focused on serving the middle-market demographic. Tricon’s purpose is to ‘Imagine a world where housing unlocks life’s potential’. Our daily conduct is guided by a core set of principles:
    Go above and beyond to enrich the lives of our residents
    Commit to and inspire excellence in everything we do
    Ask questions, embrace problems, thrive on the process of innovation
    Do what is right, not what is easy
    Elevate each other so together we leave an enduring legacy

These principles guide all Tricon directors, officers, employees, and individuals working in an employment capacity (collectively, “Tricon Personnel”) and those of any of its subsidiaries over which Tricon exercises day to day or substantial control (collectively “Tricon” or “the Company”). This Code of Business Conduct, Fidelity, and Ethics (the “Code”) is designed to help all Tricon Personnel recognize, avoid, and overcome challenges to our duty to remain faithful to Tricon, our coworkers, and our purpose.

Tone from the Top, Accountabilities, Roles and Responsibilities

The Board of Directors (the “Board”) has a duty to exercise care, diligence, and skill in protecting and overseeing Tricon’s business and affairs. The Board is responsible for maintaining an appropriate governance structure for Tricon and for approval of the Code.

People Leaders are responsible for demonstrating the importance of the Code through their actions. Ethical behaviour must be modeled from the top and demonstrated by example.

Compliance and Human Resources are responsible for implementing the Code and related policies and procedures. They assist the Board by monitoring compliance with the Code and by helping Tricon Personnel understand and apply its principles, values, and standards.

Tricon Personnel are responsible for understanding the Code and for complying with the Code as a condition of their employment. They must safeguard Tricon’s reputation and avoid any activity that is, or may appear, fraudulent, unethical, illegal or improper.

Upon joining Tricon, all Tricon Personnel are given the Code and must acknowledge that they have received, read, understood, and will comply with the Code. Annually thereafter, all Tricon Personnel must participate in annual Code training and again acknowledge that they have received, read understood and will comply with the Code. Failure to comply with the Code may result in disciplinary action up to and including termination.

Standards of Business Conduct

Conflicts of Interest

    Code of Business Conduct, Fidelity and Ethics

A Conflict of Interest occurs when personal, family, financial, or social interests interfere, or are perceived to interfere, with the independent judgement required to act in the best interest of Tricon and/or meet responsibilities to the Company. Conflicts of interest also may arise when Tricon Personnel or members of their families receive improper personal benefits as a result of their positions with the Company. All Tricon Personnel should avoid activities, interests, or relationships which may, or may appear to, conflict with Tricon’s or our investors’ interests. The following numbered sections describe some of the types of Conflicts of Interest that should be avoided. Additional guidance can be found in Tricon’s Conflict of Interest Policy. Tricon Personnel who are involved in, or aware of, a situation that may be a Conflict of Interest, should seek advice or instruction from their People Leader, Legal, Compliance, or Human Resources.

1. Personal Relationships
In connection with their employment, Tricon Personnel should not give or receive, directly or indirectly, any special consideration, treatment, or advantage to a family member or others with which they share a separate financial or close personal relationship. Examples include, but are not limited to, a recommendation or direction to hire new employees, engage business partners, or arrange the purchase or sale of a property by Tricon. Business relationships must be based, and reasonably appear to be based, on merit, not favouritism or improper influence. In addition, Tricon Personnel should not work in a position of oversight or influence with family members or others with whom they share a separate financial or close personal relationship.

2. Corporate Opportunities
In performing their role, all Tricon Personnel should endeavor to advance the legitimate business interests of Tricon and not use business opportunities that arise by virtue of their role for personal gain. Examples of potential Conflict of Interest scenarios involving corporate opportunities include but are not limited to:
    Recommending that Tricon purchase or sell Company property (real estate, equipment or any other type of property) when you, or someone with which you share a separate financial or close personal relationship with, have a personal interest in the transaction.
    Conducting private transactions with a Tricon business partner, unless undertaken at the same price and on the same conditions as offered in the normal course of business.

3. Investing in Business Partners or Competitors
Investing in a business partner or competitor of Tricon may be a Conflict of Interest with Tricon if the investment gives the investor influence over business decisions of the partner or competitor. Tricon Personnel may invest in a Tricon business partner or competitor if the investment is not significant to the business partner or competitor.

4. Gifts and Entertainment
Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationships among business partners and can play an important role in fostering business relationships. These courtesies may include meals and beverages, tickets to sporting or cultural events, special discounts, accommodations, merchandise, and services. A problem may arise when these courtesies could be seen to compromise the ability to make fair and objective business decisions, or to gain an unfair advantage. Tricon Personnel are prohibited from seeking or giving such courtesies for their personal benefit, or the benefit of family members, or others with whom they share a financial or close personal relationship. These guidelines apply at all times including traditional gift-giving seasons.

    Code of Business Conduct, Fidelity and Ethics

Corruption harms Tricon’s reputation and business relationships. Significant gifts and entertainment offered or received, particularly if monetary or easily converted to cash, may be considered an illegal bribe or kickback. Tricon’s business decisions must not be influenced by these types of improper payments, nor should these payments influence decisions of Tricon business partners. Tricon will not “pay to play” and will not work with others who try to deal with us in that way.

Canada and the U.S. both have anti-bribery and anti-corruption laws which prohibit the direct or indirect giving of, or a promise to give, “things of value” to corruptly obtain a business benefit from many domestic or foreign government officials. All Tricon Personnel must comply with all laws prohibiting improper payments to domestic and foreign government officials. Promises, offers or delivery of a payment to a government official or employee in violation of these laws violates this Code and other Tricon policies and may also be a criminal offence.

5. Public Positions and Political Contributions
Tricon Personnel should not hold a public office, whether paid or voluntary, if there is an actual or apparent conflict with Tricon’s business activities. Written preapproval from the Chief Compliance Officer must be obtained prior to running for any public office.

Political contributions made with the intention of influencing politically connected individuals or entities on behalf of Tricon for business purposes is strictly prohibited. This includes contributions to candidates running for office, political parties, or action committees whose purpose is to influence political decisions. Political contributions found to be made with the intent to influence may be considered an offense that can result in fines or other consequences for Tricon and/or the individuals who made or authorized the contribution.

Political contributions made by Tricon Personnel who have a significant influence over Tricon business decisions can have the appearance of being made with the intent of influencing decisions on behalf of Tricon. These Tricon Personnel should seek guidance from Compliance before making political contributions.

6. Charitable Donations
Some not-for-profit organizations have mandates and business practices in conflict with Tricon or its values and principles. Donations including monetary donations as well as donations of property should not be made to these organizations on behalf of Tricon.

Charitable donations made by Tricon Personnel who have a significant influence over Tricon business decisions can have the appearance of being made with the intent of influencing decisions on behalf of Tricon. These Tricon Personnel should seek guidance from Compliance before making political contributions or significant charitable donations.

7. Outside Work
Tricon Personnel should not work for another organization, whether paid or voluntary, as an owner, employee, or director, if it conflicts with Tricon by:
•    Competing or interfering with Tricon business.
•    Compromising Tricon’s image, brand, or reputation.
•    Giving the appearance of representation or endorsement by Tricon.
•    Interfering with performing Tricon related duties or requiring special accommodations.

    Code of Business Conduct, Fidelity and Ethics

•    Using Company information about Tricon, Tricon Personnel, investors, clients or any Tricon business partner.
•    Involving Tricon property such as funds, facilities, equipment or services.

Fair Dealing

Tricon strives to achieve success in its business fairly and honestly through superior performance, and not through not unethical or illegal business practices. As such, Tricon Personnel should respect the rights of, and deal fairly with, Tricon’s competitors, business partners, residents, investors, clients and anyone else with whom Tricon has a business relationship. Tricon Personnel are prohibited from taking unfair advantage through illegal conduct, coordination, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts or any intentional and unfair practice.

Tricon deals fairly with others by:
    Making investment decisions and business commitments impartially.
    Considering the best interests of Tricon and its stakeholders.
    Avoiding Conflicts of Interest.
    Awarding business, contracts, or employment on the basis of merit and consistency with Tricon’s values and guiding principles.
    Setting prices based on the prevailing market, not in cooperation or coordination with competitors.

More detailed obligations related to the principle of fair dealing are described in other Tricon policies and procedures, including the Conflicts of Interest Policy. All People Leaders are required to monitor their employees for any actions that may not reflect fair dealing and to correct the situation and report it to Compliance.

Protecting Confidential Information

Tricon Personnel are obligated to safeguard confidential information obtained as a result of their role with Tricon against theft, loss, unauthorized access, disclosure, destruction, or misuse. This obligation continues even after Tricon Personnel cease working for the Company.

Confidential information may be written or verbal and stored in business records or heard in meetings, phone calls or in the office and includes (but is not limited to):
    Material non-public information about Tricon which may affect our share price or shareholder investment decisions.
    Proprietary information, such as pricing or investment research developed or secured for use by Tricon.
    Personal identifiable information that may be used to identify any individual.

Confidential information should not be disclosed to anyone outside Tricon and should only be disclosed to other Tricon Personnel on a “needs to know” basis. Further information regarding the proper use or disclosure of confidential information can be found in other Tricon policies such as the Privacy Policy. To protect Tricon’s confidential information, only designated spokespersons may speak on behalf of the Company to news media, analysts, investors, shareholders, or clients. This includes all public communications by notice, circular, offering

    Code of Business Conduct, Fidelity and Ethics

materials, letter or other written communication, or any notice or other announcement in any publication, radio, television, social media, or otherwise.

Protection and Use of Company Resources

All Tricon Personnel have a duty to protect and properly use Tricon resources. Tricon resources include funds, facilities, furniture, equipment, devices, real property, business records, and all information, products, and/or services connected to or generated by Tricon Personnel in the course of their employment with Tricon. These assets are Tricon property to be used by Tricon Personnel for legitimate business purposes only.

1. Crisis and Emergency Management
Business continuity and the protection of its people and resources in a crisis or emergency is an ongoing priority for Tricon. Tricon has documented response plans to be used in such situations, which Tricon Personnel must respect and follow.

2. Tricon Business Records
Tricon maintains all business records according to company policies, laws and regulations. Business records include paper and electronic files, reports, business plans, receipts, policies, emails, and other forms of communication including social media posts. Tricon requires honest and accurate recording and reporting in accordance with legal, accounting, auditing and internal controls and requirements, as applicable.

Compliance with Laws and Regulations

Compliance with the law, both in letter and spirit, is part of the foundation on which Tricon’s ethical standards are built and is critical to our reputation and continued success. There are many laws and regulations that apply to Tricon and its business activities and violations can result in serious consequences for Tricon and for any Tricon Personnel involved in the violation. Tricon Personnel must respect and obey laws and regulations by complying with Company policies and procedures designed to facilitate such compliance.

Workplace Behaviour

Workplace behaviour relates to how Tricon Personnel conduct themselves in any place where they do business, socialize, or are otherwise being presented as Tricon Personnel. We all deserve to work in an environment where everyone is treated with dignity, empathy and respect. Tricon Personnel should refer to the employee policies and procedures applicable to their region for detailed guidance on the expectations of their workplace behaviour.

1. Discrimination, Harassment and Violence
Tricon is committed to operating our business free from discrimination, harassment, or violence. These principles extend across the organization and are embedded in the Company’s policies and practices.

    Code of Business Conduct, Fidelity and Ethics

2. Diversity, Inclusion and Belonging
Tricon is committed to enabling all employees, regardless of race, ethnic origin, religion, sexual orientation, gender identity and expression, age or disability, to achieve their full potential in an environment characterized by equality of value, respect and opportunity.

3. Accessibility
Tricon is committed to ensuring equal opportunity for people with disabilities, and to treating individuals with disabilities, both visible and invisible, in a manner that allows them to maintain their dignity and independence, consistent with applicable laws and regulations.

4. Health and Safety
Tricon strives to provide all Tricon Personnel with a healthy and safe work environment. Tricon Personnel in turn are responsible for maintaining a healthy and safe workplace by following environmental, health and safety rules and practices, and by reporting accidents, injuries, and unsafe equipment, practices, or conditions that they identify

Environmental, Social and Governance Values

Tricon is committed to sound environmental, social and governance (ESG) practices and to operating in a sustainable, responsible, and ethical manner. The three pillars of culture, community and connectivity define the Tricon Residential brand. In consideration of these three pillars, Tricon prioritizes, and has set ambitious goals relating to, our people, our residents, innovation, and impact on the communities in which we operate and our governance practices. All Tricon Personnel are expected to operate within these principles.

Whistleblower Policy

To help us conduct our affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism, Tricon’s Whistleblower program provides Tricon Personnel with a confidential and anonymous reporting mechanism to raise ethical, legal, regulatory or accounting concerns in good faith, without fear of repercussions or retaliation.

Reach Out: Questions and Reporting Concerns

If you are concerned that the principles, values or standards in the Code are not being met, or are aware of any violation, please report this to a People Leader, Human Resources, Legal, Compliance, or as outlined in the Whistleblower Policy.

Waiver of the Code

A waiver of the Code may only be authorized by the Board or Audit Committee. Such waiver must be disclosed to the extent required by applicable law or regulation.

The references in this Code to other Tricon policies are intended only to direct Tricon Personnel to additional details concerning some of the principles codified herein. Those policies are not incorporated by such references into the Code.